Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
amounts in thousands, except per share amounts	2017	2016
Net income	$21,110	$22,932

Basic weighted average shares (1)	29,283	28,984
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	717	799
Diluted weighted average shares	30,000	29,783

Net income per common share:
Basic	$0.72	$0.79
Diluted	$0.70	$0.77

(1) - We completed a two-for-one stock split on January 20, 2017. All share and per share data prior to January 20, 2017 has been retroactively restated on a post-split basis.